EXHIBIT 99.1

ZIFF DAVIS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On September 21, 2021, Ziff Davis, Inc. (formerly J2 Global, Inc., the “Company”) announced that its Board of Directors approved its previously announced separation of the cloud fax business (the “Separation”) into an independent publicly traded company, Consensus Cloud Solutions, Inc. (“Consensus”). On October 7, 2021 (the “Distribution Date”), the Separation was completed and the Company transferred J2 Cloud Services, LLC to Consensus who in turn transferred non-fax assets and liabilities back to the Company such that Consensus was left with the cloud fax business. Consensus paid the Company approximately $259.1 million of cash in a distribution that is anticipated to be tax-free provided certain requirements are met and transferred $500.0 million of senior notes due 2028 to the Company, which the Company then exchanged for extinguishment of indebtedness outstanding under its bridge loan facility. The Separation was achieved through the Company’s distribution of 80.1% of the shares of Consensus common stock to holders of J2 Global, Inc. common stock as of the close of business on October 1, 2021, the record date for the distribution. The Company’s stockholders of record received one share of Consensus common stock for every three shares of J2 Global’s common stock. In connection with the Separation we changed our name to Ziff Davis, Inc. (“Ziff Davis”) from J2 Global, Inc. and began trading under the stock symbol “ZD”. On October 8, 2021, Consensus began trading on Nasdaq under the stock symbol “CCSI”. The Company retained a 19.9% interest in Consensus following the Separation. After the distribution, the Company will no longer consolidate Consensus into its financial results.

The unaudited pro forma condensed consolidated financial information below was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” This unaudited pro forma condensed consolidated financial information should be read together with the Company’s historical consolidated financial statements and accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its annual report on Form 10-K for the fiscal year ended December 31, 2020, and in its quarterly report on Form 10-Q for the nine months ended September 30, 2021.

The unaudited pro forma condensed consolidated financial statements have been derived from the Company’s historical consolidated financial statements and give effect to the Separation and related transactions. The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2021, reflects the Company’s financial position as if the Separation had occurred on September 30, 2021. The following unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2021 and for each of the years ended December 31, 2020, 2019 and 2018 reflect the Company’s results as if the Separation had occurred as of January 1, 2018, except with respect to the “Transaction Accounting Adjustments” column, which gives effect to related transactions as if they had occurred as of January 1, 2020. After the date of the Separation, the historical financial results of Consensus will be reflected in our consolidated financial statements as discontinued operations under U.S. generally accepted accounting principles (“GAAP”) for all periods.

The information in the “Discontinued Operations” column in the unaudited pro forma condensed consolidated balance sheet was derived from the Company’s consolidated financial statements and the related accounting records as of September 30, 2021, adjusted to include certain assets and liabilities that will be transferred to Consensus pursuant to the Separation and Distribution agreement, and exclude certain liabilities related to Consensus that will be retained by the Company in connection with the Separation. The information in the “Discontinued Operations” column in the unaudited pro forma condensed consolidated statements of operations was derived from the Company’s consolidated financial statements and related accounting records for the nine months ended September 30, 2021, and the fiscal years ended December 31, 2020, 2019 and 2018, and reflects the operating results of, and costs to separate, Consensus. Discontinued Operations does not include any allocation of general corporate overhead expense or interest expense of the Company to Consensus. Discontinued Operations does not reflect what Consensus' results of operations would have been on a stand-alone basis and are not necessarily indicative of future results of operations. Beginning in the fourth quarter of fiscal 2021, Consensus’ historical financial results for periods prior to the distribution will be reflected in the Company’s consolidated financial statements as discontinued operations.

The Company elected not to show any “management adjustments” presenting potential cost savings in the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements are presented based on information currently available, are intended for informational purposes, are not intended to represent what the Company’s consolidated statements of operations and balance sheet actually would have been had the Separation occurred on the dates indicated above and do not reflect all actions that may be undertaken by the Company after the distribution and disposition of Consensus. In addition, the “Pro Forma Ziff Davis” column is not necessarily indicative of future results, nor does it reflect what the Company’s financial position and results of operations would have been as an independent public company during the periods presented.

ZIFF DAVIS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2021
(in thousands)

	Historical Ziff Davis (as reported)	Discontinued Operations (A)	Transaction Accounting Adjustments	Notes	Pro Forma Ziff Davis
ASSETS
Cash and cash equivalents	$546,467	$(31,210)	$290,708	(A)	$816,465
			10,500	(B)
Short-term investments	—	—	439,665	(C)	256,196
			(290,708)	(A)
			(500,000)	(D)
			280,985	(E)
			326,254	(F)
Accounts receivable, net of allowances	268,349	(20,790)	8,722	(G)	256,281
Prepaid expenses and other current assets	73,457	(3,032)	—		70,425
Total current assets	888,273	(55,032)	566,126		1,399,367
Long-term investments	110,718	—	—		110,718
Property and equipment, net	183,179	(31,336)	—		151,843
Operating lease right-of-use assets	88,331	(24,039)	—		64,292
Trade names, net	178,322	(29,017)	—		149,305
Customer relationships, net	301,897	(10,561)	—		291,336
Goodwill	1,861,332	(340,390)	—		1,520,942
Other purchased intangibles, net	160,943	(750)	—		160,193
Deferred income taxes	37,761	(34,201)	—		3,560
Other assets	19,901	(775)	—		19,126
TOTAL ASSETS	$3,830,657	$(526,101)	$566,126		$3,870,682

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$228,977	$(28,168)	$28,503	(H)	$229,312
Income taxes payable, current	1,793	(1,611)	—		182
Deferred revenue, current	197,901	(23,793)	—		174,108
Operating lease liabilities, current	31,636	(2,617)	—		29,019
Current portion of long-term debt	568,054	—	(485,000)	(I)	83,054
Other current liabilities	36	—	—		36
Total current liabilities	1,028,397	(56,189)	(456,497)		515,711
Long-term debt	1,110,699	(10)	—		1,110,689
Deferred revenue, noncurrent	15,189	(192)	—		14,997
Operating lease liabilities, noncurrent	84,519	(24,360)	—		60,159
Income taxes payable, noncurrent	11,675	—	—		11,675
Liability for uncertain tax positions	54,178	(4,152)	—		50,026
Deferred income taxes	112,482	—	—		112,482
Other long-term liabilities	44,259	(1,533)	—		42,726
TOTAL LIABILITIES	2,461,398	(86,436)	(456,497)		1,918,465
Common stock	478	—	—		478
Additional paid-in capital	508,493	—	—		508,493
Retained earnings	931,477	(439,665)	439,665	(C)	1,495,470
			280,985	(E)
			326,254	(F)

			(24,281)	(J)
			(18,965)	(K)
Accumulated other comprehensive loss	(71,189)	—	18,965	(K)	(52,224)
TOTAL STOCKHOLDERS’ EQUITY	1,369,259	(439,665)	1,022,623		1,952,217
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,830,657	$(526,101)	$566,126		$3,870,682

ZIFF DAVIS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2021
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Historical Ziff Davis (as reported)	Discontinued Operations (A)	Transaction Accounting Adjustments	Pro Forma Ziff Davis
Total revenues	$1,271,480	$(263,386)	$—	$1,008,094

Cost of revenues	185,462	(43,127)	—	142,335
Gross profit	1,086,018	(220,259)	—	865,759
Operating expenses:
Sales and marketing	394,981	(40,031)	—	354,950
Research, development and engineering	62,634	(5,635)	—	56,999
General and administrative	359,498	(20,263)	—	339,235
Goodwill impairment on business	32,629	—	—	32,629
Total operating expenses	849,742	(65,929)	—	783,813
Income from operations	236,276	(154,330)	—	81,946
Interest (expense) income, net	(62,832)	(410)	—	(63,242)
Loss on sale of businesses	(21,798)	—	—	(21,798)
Loss on investments, net	(16,677)	—	—	(16,677)
Other income (loss), net	1,367	(1,833)	—	(466)
Income before income taxes and loss from equity method investment, net	136,336	(156,573)		(20,237)
Income tax expense (benefit)	16,723	(38,148)	—	(21,425)
Income from equity method investment, net	(16,596)	—	—	(16,596)
Net income	$136,209	$(118,425)	$—	$17,784

Net income per common share:
Basic	$3.01			$0.39
Diluted	$2.86			$0.37
Weighted average shares outstanding:
Basic	45,258,819			45,258,819
Diluted	47,565,062			47,565,062

ZIFF DAVIS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Historical Ziff Davis (as reported)	Discontinued Operations (A)	Transaction Accounting Adjustments	Notes	Pro Forma Ziff Davis
Total revenues	$1,489,593	$(330,764)	$—		$1,158,829

Cost of revenues	231,782	(53,379)	—		178,403
Gross profit	1,257,811	(277,385)	—		980,426
Operating expenses:
Sales and marketing	413,474	(47,115)	—		366,359
Research, development and engineering	64,295	(7,147)	—		57,148
General and administrative	445,431	(26,852)	10,150	(J)	428,729
Total operating expenses	923,200	(81,114)	10,150		852,236
Income from operations	334,611	(196,271)	(10,150)		128,190
Interest expense, net	(131,975)	75,787	(14,131)	(J)	(70,319)
Gain on sale of businesses	17,122	—	—		17,122
Loss on investments, net	(20,991)	—	—		(20,991)
Unrealized gain on short-term investment	—	—	326,254	(F)	326,254
Other income, net	31,632	(31,567)	—		65
Income before income taxes and loss from equity method investment, net	230,399	(152,051)	301,973		380,321
Income tax expense	68,393	(30,043)	—		38,350
Loss from equity method investment, net	11,338	—	—		11,338
Net income	$150,668	$(122,008)	$301,973		$330,633

Net income per common share:
Basic	$3.24				$7.11
Diluted	$3.18				$6.99
Weighted average shares outstanding:
Basic	46,308,825				46,308,825
Diluted	47,122,511				47,122,511

ZIFF DAVIS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Historical Ziff Davis (as reported)	Discontinued Operations (A)	Pro Forma Ziff Davis
Total revenues	$1,372,054	$(321,590)	$1,050,464

Cost of revenues	237,323	(49,991)	187,332
Gross profit	1,134,731	(271,599)	863,132
Operating expenses:
Sales and marketing	379,183	(51,522)	327,661
Research, development and engineering	54,396	(9,745)	44,651
General and administrative	424,072	(21,475)	402,597
Total operating expenses	857,651	(82,742)	774,909
Income from operations	277,080	(188,857)	88,223
Interest expense, net	(69,546)	42,660	(26,886)
Loss on investments, net	(4,211)	—	(4,211)
Other expense, net	(3,725)	1,420	(2,305)
Income before income taxes and loss from equity method investment, net	199,598	(144,777)	54,821
Income tax (benefit) expense	(19,376)	33,136	13,760
Loss from equity method investment, net	168	—	168
Net income	$218,806	$(177,913)	$40,893

Net income per common share:
Basic	$4.52		$0.85
Diluted	$4.39		$0.83
Weighted average shares outstanding:
Basic	47,647,397		47,647,397
Diluted	49,025,684		49,025,684

ZIFF DAVIS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	Historical Ziff Davis (as reported)	Discontinued Operations (A)	Pro Forma Ziff Davis
Total revenues	$1,207,295	$(326,318)	$880,977

Cost of revenues	201,074	(44,947)	156,127
Gross profit	1,006,221	(281,371)	724,850
Operating expenses:
Sales and marketing	338,304	(50,231)	288,073
Research, development and engineering	48,370	(14,245)	34,125
General and administrative	375,267	(31,620)	343,647
Total operating expenses	761,941	(96,096)	665,845
Income from operations	244,280	(185,275)	59,005
Interest expense, net	(61,987)	36,223	(25,764)
Loss on investments, net	(73)	—	(73)
Other expense, net	(4,633)	1,119	(3,514)
Income before income taxes and loss from equity method investment, net	177,587	(147,933)	29,654
Income tax expense	44,760	(28,605)	16,155
Loss from equity method investment, net	4,140	—	4,140
Net income	$128,687	$(119,328)	$9,359

Net income per common share:
Basic	$2.64		$0.20
Diluted	$2.59		$0.19
Weighted average shares outstanding:
Basic	47,950,746		47,950,746
Diluted	48,927,791		48,927,791

ZIFF DAVIS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company’s unaudited pro forma condensed consolidated balance sheet as of September 30, 2021 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2021 and for each of the years ended December 31, 2020, 2019, and 2018, include the following pro forma adjustments:

Discontinued Operations:

(A) Reflects the discontinued operations of Consensus, including the associated assets, liabilities, equity and results of operations and the non-recurring costs, primarily consisting of professional fees, that are directly related to the Separation. Certain liabilities related to Consensus and certain general corporate overhead expenses that were not specifically related to Consensus were excluded, as they did not meet the discontinued operations criteria. Intercompany transactions between the Company and Consensus that were eliminated in consolidation are excluded from discontinued operations.

Transaction Accounting Adjustments:

(A) Reflects i) the cash distribution of approximately $259.1 million from Consensus to the Company in connection with the Separation and ii) an approximate $31.6 million excess cash transfer from Consensus. These cash disbursements from Consensus were consideration for the cloud fax business and reduced the Company’s initial investment in Consensus prior to the Separation.

(B) Reflects a $10.5 million transaction fee reimbursement paid by Consensus at the time of the Separation.

(C) Reflects the reclassification of the net carrying value of the cloud fax business of $439.7 million from equity to the Company’s initial investment in Consensus immediately prior to the Separation.

(D) Reflects the transfer of the $500.0 million senior notes due 2028 to the Company, which were subsequently part of a debt exchange transaction to extinguish the Company’s bridge loan facility as further discussed below. The 2028 notes were consideration for the cloud fax business and reduced the Company’s initial investment in Consensus prior to the Separation.

(E) Reflects the distribution of 80.1% of the shares of Consensus common stock to holders of J2 Global, Inc. common stock as of the close of business on October 1, 2021, the record date for the distribution.

(F) Reflects the $326.3 million unrealized gain recognized in connection with the Separation to reflect the value of the Company’s 19.9% retained ownership of Consensus at fair value. The fair value of the Company’s 19.9% investment in the common stock of Consensus, or 3,960,607 shares, was valued using the closing stock price of Consensus common stock on October 8, 2021 (the first full day of trading) of $64.88 per share, resulting in a fair value of $257.0 million. The gain was determined using the fair value less the net carrying value of Consensus as of the date of the Separation of $(69.3) million. There was no tax affect associated with this adjustment because this income is not subject to tax since the Company has the ability to dispose of the investment in a tax-free manner based on guidance and requirements set out by the Internal Revenue Service. A change of ten percent in the stock price used in this calculation would change the fair value by approximately $25.7 million.

(G) Reflects a receivable of approximately $8.7 million related to transaction fees that were or are expected to be subsequently reimbursed by Consensus after the Separation.

(H) Reflects the accrual of approximately $28.5 million of transaction costs primarily related to professional fees associated with preparation of regulatory filings and transaction execution and separation activities within finance, tax and legal functions.

(I) Reflects the $485.0 million extinguishment of the Company’s bridge loan facility that was required to be repaid at the Separation.

(J) Total transaction costs expensed, net of reimbursement from Consensus, were $24.3 million, including (i) an $8.8 million loss on extinguishment and $5.3 million of interest expense related to the bridge loan discussed in note (I) above, and (ii) $10.2 million of other transaction costs related to the Separation. These transaction costs were recorded within discontinued operations upon the Separation in accordance with ASC 205, Presentation of Financial Statements subsequent to the Separation.

(K) Reflects the reclassification of accumulated other comprehensive income (AOCI) attributable to the cloud fax business at the time of Separation.